September 6, 2023

VIA EDGAR & E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christopher Dunham
Jennifer Gowetski

Re:	Yum China Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 001-37762

Ladies and Gentlemen:

Yum China Holdings, Inc. (the “Company”) is pleased to respond to the letter dated August 22, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2022. For the convenience of the Staff’s review, we have set forth below the comment contained in the Staff’s letter in italics followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 130

1.
We note that you performed due diligence in connection with your required submission under paragraph (a) of Item 9C of Form 10-K. Your inquiry appears to have included a review of public filings, including your material contracts, and a representation concerning your board of directors. Please tell us whether you reviewed any additional materials as part of your due diligence inquiry and explain your due diligence supporting the representation concerning your board of directors. In addition, please tell us whether you have also relied upon legal opinions or third party certifications such as affidavits as the basis for your submission.

Company Response:

In connection with the required disclosures under Item 9C(a) of Form 10-K, the Company respectfully submits that it reviewed its material contracts and relied upon the Schedules 13D and 13G and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission.

With regard to the Company’s statement in Item 9C that “there is no such foreign government representative on the Company’s board of directors,” the Company respectfully submits that its annual director questionnaire (“Director Questionnaire”) solicits information regarding its directors’ outside affiliations. The Company relied upon information provided in response to its Director Questionnaire in making the required disclosures under Item 9C. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis for its submission.

*****

Thank you for your consideration in reviewing the above response. Please contact me at Joseph.Chan@YumChina.com with any questions.

Sincerely,

/s/ Joseph Chan

Joseph Chan

Chief Legal Officer

cc:	Sonia Barros, Sidley Austin LLP
Lindsey Smith, Sidley Austin LLP